

January 19, 2024

Botao Ma
Chief Executive Officer
Zhibao Technology Inc.
Floor 3, Building 6, Wuxing Road, Lane 727
Pudong New Area, Shanghai 201204

> **Re: Zhibao Technology Inc.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed December 22, 2023**
> **File No. 333-274431**

Dear Botao Ma:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 22, 2023 letter.

Form F-1/A filed December 22, 2023

Cover Page

1. We note your disclosure that you submitted your application for cybersecurity review with the CCRC and that you will not complete the offering and listing without first receiving from the CRO the approval or the conclusion that the assessment is not needed under Cybersecurity Review Measures. Please tell us how you plan to notify investors about CRO approval or the conclusion that the assessment is not needed.

(2) Ordinary shares issued to Shanghai Xinhui Investment Consulting Co., Ltd. ("Shanghai Xinhui"), page F-22

2. We note your disclosure on page F-22 that the Company issued 1,220,374 ordinary shares to Shanghai Xinhui in exchange for a cash consideration of RMB 5.82 million and that you recognized the difference between the fair value of the issued shares and the purchase

price as a share-based compensation expense to Mr. Botao Ma, Chairman of the Board and Chief Executive Officer of the Company. Please tell us how you determined this transaction resulted in compensation expense and provide us your accounting analysis including the authoritative accounting guidance you relied on in reaching your conclusion. Please also explain to us in detail how you applied the discounted cash flow method to determine the fair value of ordinary shares to determine fair value of the underlying common shares.

Please contact William Schroeder at 202-551-3294 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Richard I. Anslow